UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

AMENDMENT NO. 2

to

SCHEDULE 13e-3

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934)

PRESIDENTIAL ASSOCIATES I LIMITED PARTNERSHIP
(Name of the Issuer)

PRESIDENTIAL ASSOCIATES I LIMITED PARTNERSHIP
ERI/PRESIDENTIAL LLC
ERI/PRESIDENTIAL MERGER SUB LIMITED PARTNERSHIP
EQUITY RESOURCE INVESTMENTS, LLC
WINTHROP FINANCIAL CO., INC.
LINNAEUS-PHOENIX ASSOCIATES LIMITED PARTNERSHIP
DCA ADOLPHUS LLC
ERI/WIN GP LLC
ERF MANAGER LLC
EQUITY RESOURCE FUND XXIV, LLC
ERF FUND XXIV GP LLC
EGGERT DAGBJARTSSON
VICTOR J. PACI
ANDREW PRAGUE
 (Names of Person(s) Filing Statement)

Units of limited partnership interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Victor J. Paci
Equity Resource Investments, LLC
1280 Massachusetts Ave. 4th Floor
Cambridge, MA 02138
617-876-4800

 (Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. b. c. d.	☒ ☐ ☐ ☐
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
The filing of a registration statement under the Securities Act of 1933.
A tender offer.
 None of the above.

Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*                                           $5,074,000                                Amount of Filing Fee   $284.00

*  The transaction valuation has been calculated in accordance with Rule 0-11(b)(1) and is the product of (i) the amount of cash to be paid for each limited partnership interest, or $8,600 and (ii) the number of limited partnership interests outstanding, or $590.

☐           Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:	$284.00

Form or Registration No.:	Schedule 13E-3, File No. 005-39072

Filing Party:	Presidential Associates I Limited Partnership

Date Filed:	December 7, 2009

Introduction

This Amendment No. 2 amends and supplements the Schedule 13e-3, as amended by Amendment No. 1, filed by Presidential Associates I Limited Partnership, a Maryland limited partnership (“Presidential”), the issuer of the securities that are the subject of the Rule 13e-3 transaction, ERI/Presidential LLC, a newly formed Massachusetts limited liability company (“Parent”), ERI/Presidential Merger Sub Limited Partnership, a newly formed Maryland limited partnership (“Merger Sub”), Winthrop Financial Co., Inc., the managing general partner of Presidential (“WFC”) and Linnaeus-Phoenix Associates Limited Partnership, the associate general partner of Presidential (“Linnaeus”) with respect to the proposed merger of Merger Sub with and into Presidential, with Presidential as the surviving limited partnership (the “Merger”).  ERI/WIN GP, LLC (“ERI/WIN”), as the sole stockholder of WFC, ERF Manager LLC, as the manager of ERI/WIN, Equity Resource Fund XXIV, LLC, as the sole member of ERI/WIN and ERF Fund XXIV GP LLC as the sole member and manager of Equity Resource Fund XXIV, LLC are also filing this Amendment No. 2 to Schedule 13d-3.  In addition, Equity Resource Investments, LLC, as the sole member of ERF Manager LLC and the parent of Parent, and Eggert Dagbjartsson and Victor J. Paci, each as the officers and directors of WFC and managing members of both Equity Resource Investments LLC and ERF Fund XXIV GP LLC, and Andrew Prague as an officer of WFC are filing this Amendment No. 2 to Schedule 13e-3.  DCA Adolphus LLC, the general partner of Linnaeus, is also filing this Amendment No. 2 Schedule 13e-3.

As a result of the Merger, all outstanding units of limited partnership interest held by the limited partners of Presidential will be converted into the right to receive $8,600 per limited partnership unit of Presidential.

Concurrently with the filing of this Amendment No. 2 to Schedule 13e-3, Presidential is filing its preliminary consent solicitation and information statement (the “Statement”) pursuant to Section 14(a) of the Securities and Exchange Act of 1934, pursuant to which WFC, as the managing general partner, is soliciting consents from the limited partners of Presidential in connection with the Merger.  A copy of the Statement is attached hereto as Exhibit (a)(1).  The information in the Statement, including exhibits thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Statement and the exhibits thereto.  As of the date hereof, the Statement is in preliminary form and is subject to completion or further amendment.  Capitalized terms used but not defined herein shall have the meanings given those terms in the Statement.

Item 1.                      Summary Term Sheet

The information set forth in the Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Merger and the Ballot”
            “Special Factors”

Item 2.                      Subject Company Information

(a) Name and Address.

Presidential Associates I Limited Partnership
1280 Massachusetts Avenue, 4th Floor
Cambridge, MA 02138
617-876-4800

(b) Securities.  As of December 4, 2009, there were 590 limited partnership units of Presidential outstanding held by 485 limited partners.

(c)  Trading Market and Price.  There is no established trading market for the securities.  The information set forth in the Statement under “Market  Prices of Limited Partnership Units” is incorporated herein by reference.

(d)  Dividends.  Not applicable.

(e)  Prior Public Offerings.  None.

(f)  Prior Stock Purchases.  The information set forth in the Statement under “Market  Prices of Limited Partnership Units” and “Security Ownership of Certain Beneficial Owners and Management”  is incorporated herein by reference.

Item 3.                      Identity and Background of Filing Person

 (a)  Name and Address.  The information set forth in the Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Merger and the Ballot”
“Identity and Background of Filing Persons”

(b)  Business and Background of Entities.  The information set forth in the Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Merger and the Ballot”
“Identity and Background of Filing Persons”

(c)  Business and Background of Natural Persons.  The information set forth in the Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Merger and the Ballot”
“Identity and Background of Filing Persons”

(d)  Tender Offer.  Not applicable.

Item 4.                      Terms of the Transaction

(a)  Material Terms.

(1)  Tender Offer.  Not Applicable.

(2)  Merger or Similar Transactions. The information set forth in the Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Merger and the Ballot”
“Special Factors - Overview of the Transaction”
“Special Factors - Background of the Transaction”
“Special Factors - Reasons for the Transaction; Fairness of the Transaction”
“Special Factors - Effects of the Transaction for our Holders”
“The Merger Agreement”

(c)  Different Terms.  The information set forth in the Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Merger and the Ballot”
“Special Factors  - Effects of the Transaction on Partnership; Plans after Merger Transaction”
“Special Factors - Effect of the Transaction for our Holders”
“The Merger Agreement - Consideration to be Received by the Holders”
“The Merger Agreement - Interest of Certain Persons in the Merger Transaction”

(d)  Appraisal Rights.  The information set forth in the Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Merger and the Ballot”
“The Merger – Appraisal Rights”

(e)  Provisions for Security Holders.  The information set forth in the Statement under the caption “Special Factors - Fairness Opinion” and “Where You Can Find More Information”  is incorporated herein by reference.

(f)  Eligibility for Listing or Trading.  Not applicable.

Item 5.                      Past Contacts, Transactions, Negotiations and Agreements

(a).  Transactions.  The information set forth in the Statement under the following captions is incorporated herein by reference:

“Special Factors - Background of Transaction”
“Special Factors - Reasons for the Transaction; Fairness of Transaction”
“The Partnership”
 “Identity and Background of Filing Persons
                         “Market Prices of Limited Partnership Units”
                         “Security Ownership of Certain Beneficial Owners and Management”

(b),(c)  Significant Corporate Events; Negotiations or Contracts.  The information set forth in the Statement under the following captions is incorporated herein by reference:

“Special Factors - Background of Transaction”
“Special Factors - Reasons for the Transaction; Fairness of Transaction”
“The Partnership”
 “Identity and Background of Filing Persons
                         “Market Prices of Limited Partnership Units”
                         “Security Ownership of Certain Beneficial Owners and Management”

(e)  Agreements Involving the Subject Company’s Securities.  The information set forth in the Statement under the following captions is incorporated herein by reference:

“Identity and Background of Filing Persons”
                        “Market Prices of Limited Partnership Units”
                        “Security Ownership of Certain Beneficial Owners and Management”

Item 6.                      Purposes of the Transaction and Plans or Proposals

(b)  Use of Securities Acquired.  The information set forth in the Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Merger and the Ballot”
“Special Factors - Reasons for the Transaction; Fairness of the Transaction”
“Special Factors - Effects of the Transaction on the Partnership; Plans after the Merger Transaction”
 “The Merger Agreement”

(c)  Plans.  (1) through (8)   The information set forth in the Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Merger and the Ballot”
“Special Factors - Overview of the Transaction”
“Special Factors - Background of the Transaction
“Special Factors - Reasons for the Transaction, Fairness of the Transaction”
“Special Factors - Effects of the Transaction on the Partnership; Plans After the Merger Transaction”
“Special Factors - Effect of the Transaction for our Holders”

Item 7.                      Purposes, Alternatives, Reasons and Effects

(a)  Purposes.  The information set forth in the Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Merger and the Ballot”
“Special Factors - Overview of the Transaction”
“Special Factors - Background of the Transaction
“Special Factors - Reasons for the Transaction, Fairness of the Transaction”
“Special Factors - Effects of the Transaction on the Partnership; Plans After the Merger Transaction”
“The Merger Agreement - Consideration to be Received by the Holders”

(b)  Alternatives.  The information set forth in the Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Merger and the Ballot”
 “Special Factors - Background of the Transaction
“Special Factors - Reasons for the Transaction, Fairness of the Transaction”
“Special Factors - Effects of the Transaction on the Partnership; Plans After the Merger Transaction”

(c)  Reasons.  The information set forth in the Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Merger and the Ballot”
“Special Factors - Overview of the Transaction”
“Special Factors - Background of the Transaction
“Special Factors - Reasons for the Transaction, Fairness of the Transaction”
“Special Factors - Effects of the Transaction on the Partnership; Plans After the Merger Transaction”
“The Merger Agreement - Consideration to be Received by the Holders”

(d)  Effects.  The information set forth in the Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Merger and the Ballot”
“Special Factors - Reasons for the Transaction, Fairness of the Transaction”
“Special Factors - Effects of the Transaction on the Partnership; Plans After the Merger Transaction”
“Special Factors - Effects of the Transaction for Our Holders”
“The Merger Agreement - Solicitation of Votes; Expenses of Solicitation”
“The Merger Agreement - Source of Funds and Transaction Expenses”
“The Merger Agreement - Interests of Certain Persons in the Merger Transaction”
“The Merger Agreement - Appraisal Rights”
“Identity and Background of Filers”

Item 8.                      Fairness of the Transaction

(a) Fairness, (b); Factors Considered in Determining Fairness.   The information set forth in the Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Merger and the Ballot”
“Special Factors - Reasons for the Transaction; Fairness of the Transaction”
                        “Special Factors - Fairness Opinion”

Exhibit B – Opinion of CAS Financial Advisory Services LLC.

(c)  Approval of Security Holders.  The information set forth in the Statement under the caption “Special Factors - Fairness of the Merger” is incorporated herein by reference.

(d)  Unaffiliated Representative.  The information set forth in the Statement under the caption “Special Factors - Fairness of the Merger” is incorporated herein by reference.

(e)  Approval of Directors.  Not applicable.

(f)  Other Offers.  Not applicable.

Item 9.                      Reports, Opinions, Appraisals and Negotiations

(a)-(c).  Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.   The information set forth in the Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Merger and the Ballot”
“Special Factors - Fairness of the Merger”
                        “Special Factors - Fairness Opinion”

Exhibit B – Opinion of CAS Financial Advisory Services LLC.

Item 10.                      Source and Amount of Funds or Other Considerations

(a), (b)  Source of Funds; Conditions.  The information set forth in the Statement under the caption “The Merger Agreement – Source of Funds and Transaction Expenses” is incorporated herein by reference.

(c)  Expenses.  The information set forth in the Statement under the caption “The Merger Agreement – Solicitation of the Vote; Expenses of Solicitation”  is incorporated herein by reference.

(d)  Borrowed Funds.  The information set forth in the Statement under the “The Merger Agreement – Source of Funds and Transaction Expenses” is incorporated herein by reference.

Item 11.                      Interest in Securities of the Subject Company

(a)  Securities Ownership.  The information set forth in the Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)  Securities Transactions.  The information set forth in the Statement under the caption “Market Prices of Limited Partnership Units” and “Security Ownership of Certain Beneficial Owners and Management”  is incorporated herein by reference.

Item 12.                      The Solicitation or Recommendation

(d)  Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Statement under the following captions is incorporated herein by reference.

“Summary Term Sheet”
“Questions and Answers about the Merger and the Ballot”
“The Merger Agreement - Record Date; Voting Rights; Vote Required for Approval”
“The Merger Agreement - Interest of Certain Persons in the Merger Transaction”

(e)  Recommendations of Others.  The information set forth in the Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Merger and the Ballot”
“The Merger Agreement - Record Date; Voting Rights; Vote Required for Approval”
“The Merger Agreement - Interest of Certain Persons in the Merger Transaction”

Item 13.                      Financial Statements

(a)  Financial Statements.  The information set forth in the Statement under the following captions is incorporated herein by reference:

“Financial Information”
“Exhibit E  - Annual Report for period ended December 31, 2008 and Quarterly Reports on Form 10-Q for the periods ended March 31,
 2009, June 30, 2009 and September 30, 2009”
“Where You Can Find More Information”
“Incorporation of Certain Information By Reference”

      (b)  Pro Forma Information.  Not applicable.

Item 14.                      Persons/Assets Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations.  None.

(b)  Employees and Corporate Assets.  None.

Item 15.                      Additional Information

(b)  Other Material Information.  The information set forth in the Statement, including all exhibits thereto, is incorporated herein by reference.

Item 16.                      Exhibits

(a)(1)
Consent Solicitation and Information Statement of Presidential Associates I Limited Partnership (incorporated by reference to Schedule 14A, Amendment No. 2, filed with the Securities and Exchange Commission (the “Commission”) on February __, 2010 (the “Statement”))

(a)(2)	Form of Limited Partner Consent Ballot for Approval of Merger (attached as Exhibit A to the Statement and incorporated herein by reference)
(c)(1)	Opinion of CAS Financial Advisory Services LLC dated September 30, 2009 (attached as Exhibit C to the Statement and incorporated herein by reference)
(d)(1)
Agreement and Plan of Merger between Presidential Associates I Limited Partnership, ERI/Presidential Holdings LLC, ERI/Presidential Merger Sub Limited Partnership and Winthrop Financial Co., Inc. dated as of December 4, 2009 (attached as Exhibit B to the Statement and incorporated herein by reference)

(f)	Appraisal rights are described under the caption “The Merger Agreement - Appraisal Rights” in the Statement and attached as Exhibit D to the Statement and are incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and believe, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2010	PRESIDENTIAL ASSOCIATES I LIMITED PARTNERSHIP

By: Winthrop Financial Co., Inc.,  its Managing General Partner

By: /s/ Eggert Dagbjartsson
       President

ERI/PRESIDENTIAL LLC

By: ERF Manager LLC, its Manager

By:  Equity Resource Investments, LLC, its Sole Manager

        By: /s/ Eggert Dagbjartsson
                                                                                                                               Manager

ERI/PRESIDENTIAL MERGER SUB LIMITED PARTNERSHIP

By: ERF Manager LLC, its General Partner

By:  Equity Resource Investments, LLC, its Sole Manager

By: /s/ Eggert Dagbjartsson
                                                                                                                       Manager

WINTHROP FINANCIAL CO., INC.

By: /s/ Eggert Dagbjartsson
                          President

ERI/WIN GP LLC

By: ERF Manager LLC, its Manager

By:  Equity Resource Investments, LLC, its Sole Manager

By: /s/ Eggert Dagbjartsson
Manager

ERF MANAGER LLC

By:  Equity Resource Investments, LLC, its Sole Manager

By: /s/ Eggert Dagbjartsson
             Manager

EQUITY RESOUCE FUND XXIV, LLC

By: ERF Fund XXIV GP LLC, its Manager

By: /s/ Eggert Dagbjartsson
      Managing Member

EQUITY RESOUCE FUND XXIV GP  LLC

By: /s/ Eggert Dagbjartsson
      Managing Member

EQUITY RESOUCE INVESTMENTS, LLC

By: /s/ Eggert Dagbjartsson
      Manager

LINNAEUS-PHOENIX ASSOCIATES LIMITED PARTNERSHIP

By:   DCA Adolphus LLC, its General Partner
By:   ERI/Presidential Manager LLC, its Member
By:   ERF Manager LLC, its Manager
By:   Equity Resource Investments LLC , its sole Member

By: /s/ Eggert Dagbjartsson
                         Manager

DCA ADOLPHUS LLC

By:   ERI/Presidential Manager LLC, its Member
By:   ERF Manager LLC, its Manager
By:   Equity Resource Investments LLC , its sole Member

                                                                                                                By: /s/ Eggert Dagbjartsson
  Manager

                       /s/ Eggert Dagbjartsson
                           Eggert Dagbjartsson

                           /s/ Victor J. Paci
                           Victor J. Paci

                           /s/ Andrew Prague
                           Andrew Prague